

Mail Stop 7010

December 4, 2008

via U.S. mail and facsimile

John U. Clarke, Chief Executive Officer
NATCO Group Inc.
11210 Equity Drive, Suite 100
Houston, Texas 77041

> **RE: NATCO Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **File No. 1-15603**

Dear Mr. Clarke:

We have reviewed your response letter dated November 18, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 43

1. We note your response and revised disclosures to comment 4 in our letter dated October 28, 2008. Specifically, we note that your revised disclosure primarily focuses on the change in accounts receivable and quantifying the factors that caused the change. To provide investors with an understanding about the collectibility of total accounts receivable, it would appear that you should also disclose the components of total accounts receivable as of the most recent balance sheet date in future filings. For trade receivables, please disclose the total days sales outstanding for each period presented and explain why the total days has either increased or

decreased. For example, you state days sales outstanding for billed receivables increased two days, but did not provide an explanation as to why. For costs in excess of billings, disclose how much of the total as of the most recent balance sheet date was subsequently billed to customers. If a material amount was not subsequently billed, include an explanation as to why. Finally, please either confirm that no material portion of trade accounts receivable relates to claims and unapproved change orders, or provide the previously requested disclosure.

General – Notes to Consolidated Financial Statements, page 58

2. We note your response to comment 6 in our letter dated October 28, 2008. Specifically, we note that you are assessing materiality for providing the disclosures required by SFAS 141 by using the significance tests in Rule 1-02(w) of Regulation S-X. These significance tests are not meant to determine whether disclosure in SFAS 141 is required, and it appears this disclosure is significant in these instances. As such, please provide the previously requested disclosures for each of these acquisitions in future filings.

(8) Accrued Expense, page 68

3. We note your response to comment 13 in our letter dated October 28, 2008. Please confirm to us that you will provide investors with the same/similar explanation you provided to us regarding the decline in your warranty accrual as compared to increases in net sales and raw material costs either in your footnote disclosure on in critical accounting policies within MD&A.

Schedule 14A Filed on March 26, 2008

Compensation Discussion and Analysis, page 18

Elements of Compensation, page 20

Annual Cash Incentive Bonus, page 20

4. We note your response to comment 18 in our letter dated October 28, 2008 that many of the quantitative goals relating to target results would result in competitive harm. However, it is still unclear how the compensation committee uses these target amounts in awarding the cash incentive bonuses for each executive officer and under the Item 402(b)(1)(v) Regulation S-K disclosure requirements, a filer must disclose how it determined the amount and formula for each element of compensation. Your response that disclosing target information could cause competitive harm could apply to many registrants.

We also note your response that it would be misleading to quantify a goal because the company does not necessarily set goals within guidance levels or anticipated company performance. However, in your MD&A and CD&A disclosure, you should describe corporate growth strategies and it appears that the bonus targets can be disclosed in a manner that will not incorrectly signal the market about your goals and strategy because you can clearly explain what trends, events, and uncertainties are affecting the business currently and for the periods reported upon.

Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances and explain in greater detail how competitors may be able to determine details about the company's product and service pricing or other confidential information based on the performance targets. Also explain how this would affect you differently than other companies who disclose performance targets.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Jessica Kane at (202) 551-3235, or in her absence, Brigitte Lippmann at (202) 551-3713.

Sincerely,

Terence O'Brien
Accounting Branch Chief